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3-22-04

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04003618

D STATES
.CHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2004
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-52688

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2003___ AND ENDING ___12/31/2003___
　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Viewpoint Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___1001B SW Disk Dr #104___
(No. and Street)

___Bend___　　　　　___OR___　　　　　___97702___
(City)　　　　　　　　(State)　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Ron Coby___　　　　　　　　　　　　　　___541 385-8828___
　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Moss Adams LLP___
(Name – if individual, state last, first, middle name)

___222 SW Columbia St Suite 400___　　___Portland___　　___OR___　___97201___
(Address)　　　　　　　　　　　　　(City)　　　　　　(State)　　(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Ron Coby_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Viewpoint Securities LLC_____ , as of _____December 31_____ , 20_03_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____None_____

_____

_____

_____
Signature

_____
Managing member
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VIEWPOINT SECURITIES LLC

INDEPENDENT AUDITOR'S REPORT
AND
FINANCIAL STATEMENTS
(with supplemental information)

DECEMBER 31, 2003

CONTENTS



MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members and Management Committee
Viewpoint Securities LLC

We have audited the accompanying balance sheet of Viewpoint Securities LLC (a Delaware limited liability company) as of December 31, 2003, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Portland, Oregon
January 29, 2004

1

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

ASSETS

Cash and cash equivalents	$ 371,150
Commissions receivable	38,682
Prepaid expenses and other assets	7,212
Note receivable – related party	18,026
Equipment, net of accumulated depreciation	14,995

TOTAL ASSETS $ 450,065

LIABILITIES

Accounts payable and accrued liabilities	$ 18,898
Subordinated borrowings due to members	200,000

TOTAL LIABILITIES   218,898

MEMBERS' EQUITY, net of subscriptions receivable   231,167

TOTAL LIABILITIES AND MEMBERS' EQUITY $ 450,065

VIEWPOINT SECURITIES LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2003

REVENUES

Commission revenues	$ 729,185
Interest income	2,416
Other income	525
Total revenues	732,126

EXPENSES

Professional services	279,424
Clearance charges	156,803
Occupancy	39,458
Salaries and benefits	20,584
Interest	25,058
Other general and administrative expenses	112,673
Total expenses	634,000

NET INCOME $ 98,126

See accompanying notes.

	Members' Equity	Subscriptions Receivable	Members' Equity, Net
BALANCE, December 31, 2002	$ 143,966	$ (10,925)	$ 133,041
Net income	98,126	-	98,126
BALANCE, December 31, 2003	$ 242,092	$ (10,925)	$ 231,167

VIEWPOINT SECURITIES LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES
Net income $ 98,126
Adjustments to reconcile net income to net cash from
    operating activities:
    Depreciation 4,205
Changes in cash due to changes in certain assets and liabilities:
    Decrease in commissions receivable 6,392
    Increase in prepaid expenses and other assets (5,313)
    Decrease in accounts payable and accrued liabilities (2,759)

        Net cash from operating activities 100,651

CASH FLOWS FROM INVESTING ACTIVITIES
Notes receivable issued to related parties (63,926)
Repayments of notes receivable from related parties 45,900
Purchase of equipment (4,410)

        Net cash from investing activities (22,436)

NET INCREASE IN CASH AND CASH EQUIVALENTS 78,215

CASH AND CASH EQUIVALENTS, beginning of year 292,935

CASH AND CASH EQUIVALENTS, end of year $ 371,150

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
    INFORMATION
Interest paid in cash $ 25,058

See accompanying notes.

NOTE 1 – ORGANIZATION

Viewpoint Securities LLC (the Company) is a Delaware limited liability corporation formed on March 16, 2000, as Wahoo Institutional Trading LLC. During 2002, the Company changed its name to Viewpoint Securities LLC. All business operations are conducted from the Company's office in Bend, Oregon. The Company, as a registered broker-dealer with the Securities and Exchange Commission and as a member of the National Association of Securities Dealers, Inc., provides securities investment and brokerage services to its clients. For the year ended December 31, 2003, substantially all commissioned brokerage transactions were conducted on behalf of a related party (see Note 3) and settled through Montgomery Correspondent Services, a division of Banc of America Securities LLC, pursuant to a Fully Disclosed Clearing Agreement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents. The Company is required to keep a minimum cash balance of $25,000 in a collateral account through Banc of America Securities LLC for brokerage transactions.

Commissions and commissions receivable – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Commissions receivable and notes receivable are charged off against an allowance for doubtful accounts when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Company's historical losses, review of specific problem accounts, existing economic conditions in the industry, and the financial stability of its customers.

Equipment – Equipment is stated at cost. Maintenance, repairs, and minor replacements are expensed. Depreciation of equipment is computed using straight-line methods over their estimated useful lives, which range from three to seven years. Depreciation expense was $4,205 for the year ended December 31, 2003. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts and any resulting gain or loss recognized.

Guaranteed payments to members – Guaranteed payments to members that are intended as compensation for services rendered are accounted for as expenses of the limited liability company (LLC) rather than as allocations of LLC net income. Guaranteed payments to members were $279,424 for the year ended December 31, 2003, and have been recorded as professional services expenses.

VIEWPOINT SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Income taxes – No provision for federal and state income taxes is provided for in the financial statements as the Company's income is reported in the tax returns of the members and any income tax liabilities or benefits attributable thereto is received by the individual members.

Use of estimates – The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3 – RELATED-PARTY TRANSACTIONS

Substantially all of the Company's commission revenue for the year ended December 31, 2003, was derived from brokerage transactions conducted on behalf of Coby Capital, an investment advisory firm located in Bend, Oregon, and whose principals control approximately 34% of the ownership interests in the Company. The Company also shares certain office resources with Coby Capital without charge to or from Coby Capital.

One member of the Company has provided $10,925 in a note as subscriptions for stock. This note, recorded as an offset to members' equity, carries interest at 7% and is due in full on June 6, 2005. Accrued interest on this note is $2,407 at December 31, 2003.

Two additional members have loaned the Company $200,000 which has been recognized as subordinated debt. The subordinated notes are due October 15, 2004, and carry interest at 12% which is due monthly. These borrowings are considered capital under regulatory net capital rules. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Accrued interest on these notes is $1,000 at December 31, 2003.

The Company has a note receivable in the amount of $18,026 due from Equity Consulting LLC, an affiliated company with common ownership. The note receivable is noninterest-bearing and matures in August 2004.

NOTE 4 – EQUIPMENT

Equipment consists of the following:

Computer equipment	$ 18,382
Software	224
Office equipment	5,029
Total equipment	23,635
Less accumulated depreciation	(8,640)
Equipment, net of accumulated depreciation	$ 14,995

NOTE 5 – COMMITMENTS

The Company has entered into an operating lease for a vehicle. The terms of the lease require minimum monthly payments of $599 through March 2006, at which time the Company may purchase the vehicle at its then current fair value. Rental expense for this lease was $7,236 during 2003.

The Company leases office space used as its headquarters under an operating lease. Under the terms of this lease, the Company will pay $2,623 per month through December 2005. Rent expense for 2003 was $39,458.

Future minimum lease payments required under both leases are as follows:

Years ending December 31, 2004	$ 38,657
2005	38,657
2006	1,198
	$ 78,512

VIEWPOINT SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 6 – NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15:1. At December 31, 2003, the Company had regulatory net capital of $405,929, which was $400,929 in excess of its required minimum regulatory net capital of $5,000. As of December 31, 2003, the Company's ratio of aggregate indebtedness to regulatory net capital was 0.47:1.

NOTE 7 – COMMON STOCK WARRANTS

During 2003, the Company acted as placement agent for a customer in a private placement offering. As compensation for its services, the Company received warrants to purchase 160,000 shares of common stock of the Issuing Company at 120% of the Offering Price of the private placement issuance. The exercise price is reduced to 60% of the Offering Price upon the earlier of the occurrence of a Liquidity Event, as defined in the Agreement, or December 31, 2005. The warrants are exercisable at any time. Revenue associated with the receipt of these warrants for the year ended December 31, 2003, was not material to these financial statements.

SUPPLEMENTAL INFORMATION

VIEWPOINT SECURITIES LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
YEAR ENDED DECEMBER 31, 2003

Regulatory net capital:	
Members' equity	$ 231,167
Nonallowable assets	(25,238)
	205,929
Subordinated borrowings	200,000
Total regulatory net capital	405,929
Computation of basic net captial requirement:	
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)	5,000
Excess regulatory net captial	$ 400,929
Aggregate indebtedness	$ 18,898
Ratio of aggregate indebtedness to regulatory net capital	0.47 to 1

Reconciliation with Company Computation

Regulatory net capital, as reported in the Company's computation in Part IIA of Form X-17a-5, as of December 31, 2003	$ 416,627
Regulatory net capital, as reported above	405,929
Difference	$ (10,698)
Reconciliation of difference:	
Decrease in members' equity	$ (7,478)
Increase in nonallowable assets	(3,220)
	$ (10,698)


INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members and Management Committee
Viewpoint Securities LLC

In planning and performing our audit of the financial statements and supplemental schedule of Viewpoint Securities LLC (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company for any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons

2.   Recordation of differences required by Rule 17a-13

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

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MOSS-ADAMS LLP

statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Portland, Oregon
January 29, 2004